UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

SKYBRIDGE MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

(Name of Subject Company (Issuer))

SKYBRIDGE MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Marie Noble

SkyBridge Capital II, LLC

527 Madison Avenue, 4th Floor

New York, New York 10022

(212) 485-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

900 G Street N.W.

Washington, D.C. 20001

(202) 636-5500

November 25, 2020

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: (a)	Amount of Filing Fee: (b)
$530,607,812.40	$57,889.31

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.
(b)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57,889.31	Filing Party: SkyBridge Multi-Adviser Hedge Fund Portfolios LLC
Form or Registration No.: Schedule TO, Registration No. 005-79005	Date Filed: November 25, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on November 25, 2020, as amended, by SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Company”) in connection with an offer by the Company to purchase up to 25% of its outstanding Shares from the members of the Company on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit B to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 11:59 p.m., New York time, on December 23, 2020.

2. 394,879.833 Shares of the Company were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Company in accordance with the terms of the Offer.

3. The Valuation Date for the Shares tendered was March 31, 2021.

4. Payment of the repurchase price was made in the form of a promissory note issued to each member whose tendered Shares were accepted for repurchase by the Company. On or about April 28, 2021, the Company paid such members of the Company $472,316,646.30, collectively, of the cumulative amount payable under the promissory notes, and the remaining $23,943,448.82 was paid on June 29, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

SKYBRIDGE MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

By:	/s/ Raymond Nolte
Name: Raymond Nolte
Title: President and Director

July 1, 2021